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                                  UNITED  STATES
                       SECURITIES  AND  EXCHANGE  COMMISSION
                             WASHINGTON,  D.C.  20549

                                  SCHEDULE  13D/A
                    UNDER  THE  SECURITIES  EXCHANGE  ACT  OF  1934



                          NEW  MEDIUM  ENTERPRISES,  INC.
                                (NAME  OF  ISSUER)

                                  195  The  Vale
                                  London  W3  7QS
                            Tel:  011  44  208  746  2018
                            Fax:  011  44  208  749-8025


                                  COMMON  STOCK
                         (TITLE  OF  CLASS  OF  SECURITIES)

                            64704E104 (CUSIP NUMBER)

                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
               AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                 ETHEL SCHWARTZ
                                  1510 51 ST.
                               BROOKLYN, NY 11219
                               TEL: 718-435-5291
                          ----------------------------

    UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

             SCHEDULE 13D UNDER THE SECURITIES EXCHANGE ACT OF 1934

            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)



                              OCTOBER 20, 2006

     IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION THAT IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF SS.SS.240.13D-1(E), 240.13D-1(F) OR 240.13D-1(G), CHECK THE FOLLOWING BOX. [ ]

     NOTE: SCHEDULES FILED IN PAPER FORMAT SHALL INCLUDE A SIGNED ORIGINAL AND FIVE COPIES OF THE SCHEDULE, INCLUDING ALL EXHIBITS. SEE SS.240.13D-7 FOR OTHER PARTIES TO WHOM COPIES ARE TO BE SENT.

     * THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

     THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF
    THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE
     ACT (HOWEVER, SEE THE NOTES).







                              CUSIP NO. 64704E104

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   1. NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                (ENTITIES ONLY).
    TriGM  International  S.A.
    5 Poltavskaya Str. Suite 29
    603024 Nizhniy.Novgorod
    Russia


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2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (A) (B) X
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3. SEC USE ONLY
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4. SOURCE OF FUNDS (SEE INSTRUCTIONS) 00

  Shares were received in exchange of the acquisition of intellectual property assets acquired from Trigm International S.A. original 13D filed 3-15-2004.

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 5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D)
                                    OR 2(E)
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 6. CITIZENSHIP OR PLACE OF ORGANIZATION NEVIS, WEST INDIES
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                                 NUMBER SHARES

7. SOLE VOTING POWER:
          8,870,099

8. SHARED VOTING POWER

                                    0

   ---------------------------------------------------------------

9. SOLE DISPOSITIVE POWER

                                    8,870,099

   ---------------------------------------------------------------

 10. SHARE DISPOSITIVE POWER        0
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 11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.

                        8,870,099 TOTAL BENEFICIAL OWNERSHIP
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 12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
                                 INSTRUCTIONS)

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 13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.317%

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 14. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                                       CO
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SCHEDULE 13D

This Amendment No. 2 (this "Amendment") amends and supplements (or restates) the statements on Schedule 13D (the "13D") filed with the Securities and Exchange
Commission by Trigm International SA (the "Reporting Person") with respect to New Medium Enterprises Inc., (the "Issuer") on March 20, 2006. Only those Items that are amended or supplemented (or restated) are reported herein. Except as amended and supplemented (or restated) herein, the 13D, including the definitions of terms not otherwise defined herein, remains in full force and effect.

ITEM  2.   IDENTITY  AND  BACKGROUND

          (b  Business Address:
                       TriGM  International  S.A.
                       5 Poltavskaya Str. Suite 29
                       603024 Nizhniy.Novgorod
                       Russia

     PRESENT DIRECTORS OR PRINCIPAL OFFICERS:

     DIRECTORS

     Sergey Litvak Self Employed

     Dr. Valery Rodionov Institute of Semiconductor Physics, Kyev, Ukraine



ITEM  3.  SOURCE  AND  AMOUNT  OF  FUNDS  OR  OTHER  CONSIDERATION

During the period October 10, 2006 to October 19, 2006 the Reporting Person sold through the markets 402,900 shares for a total of $192,203.72. On October 20, 2006 the final approval was given to invest in another entity the amount of 2,500,000 shares.

ITEM  4.  PURPOSE  OF  TRANSACTION

(A) Obtaining funds for the performance of the business activities of the Reporting Person

(B)     Performance of Investment in another entity.

     ITEM  5.   INTEREST  IN  SECURITIES  OF  THE  ISSUER

(a) Following the transactions described in Item 3, the Reporting Person, owns 8,870,099 shares out of 205,477,579 common shares outstanding, which is equal to 4.317% of the outstanding shares of common stock of the Issuer

Directors:  Sergey  Litvak  Dr.  Valery  Rodionov



     Item 7. MATERIAL TO BE FILED AS EXHIBITS - NONE


                                    SIGNATURE

AFTER REASONABLE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.


DATE:  10/24/2006


SIGNATURE:  /S/  Irina Gritzevskaya  Secretary
            /S/  Sergei Litvak, Director

NAME/TITLE